

March 19, 2013

Via E-mail
Mr. Randy M. Griffin
Chairman and Chief Executive Officer
Mesa Energy Holdings, Inc.
5220 Spring Valley Road, Suite 615
Dallas, Texas 75254

> **Re:** **Mesa Energy Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 29, 2012**
> **File No. 0-53972**

Dear Mr. Griffin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief